

September 23rd, 2005

United States
Securities & Exchange Commission
Washington, D.C. 50549   Via Fax: (202) 772-9367

Attention: Jim Rosenberg

Dear Sirs:

Re: Banyan Corporation: File No. 000-26065

Further to your letter of August 18th, 2005 which raises various questions about our Form 10-KSB
for Fiscal Year Ended December 31st, 2004, we have the following comments:

Consolidated Statements of Cash Flows, page F-6

a) Breakdown for "net cash (used in) provided by discontinuing operations"

	2004	2003
Operating	$(273,425)	$385,418
Investing	-	(3,100)
Financing	(161,715)	(311,577)
	$(435,140)	$70,741

b) *"Please provide your analysis of the accounting literature used to support the aggregation of
these amounts in one line item as currently presented"*

    Answer: Under SFAS 95 cash flows relating to discontinued operations are not required to be set
out separately in the statement of cash flows, but they may be if the enterprise desires to do so.
Banyan chose to aggregate the amounts.

September 23, 2005
Page 2 of 2

c) "(...) *please tell us how you have complied with paragraph 28 of SFAS 95 as it appears that you reconcile net income from operations as opposed to net income as required*"

Answer: We believe it was more appropriate and consistent with the intent of SFAS 144 to use net income from continuing operations as the starting point for the cash flows.

Organization and principles of consolidation, page F-8

Please explain to us how you account for your majority-owned subsidiary, Chiropractic USA, Inc. It appears that you consolidate Chiropractic USA, Inc. But do not record minority interest for the portion owned by other parties. Please provide your analysis of the accounting literature used to support your accounting.

Answer: No minority interest is recorded for Chiropractic USA, Inc. as this subsidiary reported a loss, which has been borne entirely by the parent. Please see the attached extract from Wley GAAP 2005 (page 487) which states that any debt in non-controlling interest should be added to the parent company's accumulated deficit under the concept that the loss will be borne by the parent.

14. fourth Quarter Adjustments, page F-21

We did not realize that we had to restate quarters already issued. In discussion with our accounting personnel it appears that we will have to restate these quarters accordingly. As such, we will have to prepare the required restatements, and send them to our auditors for their approval before refiling. We will commence this procedure forthwith, and file the restatements as required as soon as practicable.

We trust the foregoing adequately addresses the queries you raised in your August 18th correspondence and we will proceed to rectify the deficient situation. Should you require anything further from us, please do not hesitate to contact the undersigned at the number as noted below.

Sincerely,
Banyan Corporation



Cory Gelmon
CG/jk
encl.

he de-

ill is to

nsist of
1 to de-
unit are
sts, that
l, might
criteria
/ review
st assess
f the fair

thus the
herefore,
) allocate
ire tested

Company's
mpairment
evaluation
ng loss for
1 losses for
)odwill and
was related
)e reviewed
xpectations
t believes it
would result
its carrying
ment test at

ay also pre-
provide to
might con-
,gram in the
\S 142, im-
ıncial state-
private. As
t loss at the
rment at the
onsideration
ely than not
nent of a re-
than its car-
irment at the
ever, it might
ult of the re-
r component

parts of that reporting unit had appreciated in value offsetting the reduction in value of the subsidiary.

Noncontrolling Interests

When a company acquires some, but not all, of the voting stock of another entity, the shares held by third parties represent a **minority or noncontrolling interest** in the acquired company. This occurs when the acquisition form of business combination is employed. A legal merger or consolidation would give the acquirer a 100% interest in whatever assets it obtained from the selling entity. Under GAAP, if a parent company owns more than half of another entity, the two are to be consolidated for financial statement purposes unless the parent company does not have control over the subsidiary such as in situations where the subsidiary is in bankruptcy or reorganization, or subject to severe restrictions imposed by a domestic or foreign government. The noncontrolling interest in the assets and earnings of the consolidated entity must also be accounted for.

When consolidated statements are prepared, the full amount of assets and liabilities (in the balance sheet) and income and expenses (in the income statement) of the subsidiary are generally presented. Accordingly, offsetting amounts must be shown for the portion of these items that does not belong to the parent company. In the balance sheet this offset is normally a credit shown as a separate caption in stockholders' equity, representing the noncontrolling interest in consolidated net assets equal to the noncontrolling percentage ownership in the net assets of the subsidiary. Some entities choose to present this caption between liabilities and stockholders' equity; however CON 6, *Elements of Financial Statements*, points out that such noncontrolling interests do not meet the definition of a liability and that they represent residual interests in components of the consolidated entity.

Although less likely, a debit balance in noncontrolling interest could result when the subsidiary has a deficit in its stockholders' equity and when there is reason to believe that the noncontrolling owners will make additional capital contributions to erase that deficit. This situation sometimes occurs where the entities are closely held and the noncontrolling owners are related parties having other business relationships with the parent company and/or its stockholders. In most other circumstances, a debit in noncontrolling interest would be charged against parent company retained earnings under the concept that the loss will be borne by that company. Although some believe that this debit should be added to goodwill on the consolidated balance sheet instead, it might be difficult to demonstrate that this would not result in an overstatement of total assets.

In the income statement, the noncontrolling interest in the income (or loss) of a consolidated subsidiary is shown as a deduction from (or an addition to) consolidated net income. As above, if the noncontrolling interest in the net assets of the subsidiary has already been reduced to zero, and if a net debit noncontrolling interest will **not** be recorded (the usual case), then the noncontrolling interest in any further losses is also **not** recorded. (However, this must be explained in the notes to the financial statements.) Furthermore, if past noncontrolling losses have not been recorded, the noncontrolling interest in current profits will not be recognized until the aggregate of such profits equals the aggregate unrecognized losses. This closely parallels the rule for equity method accounting recognition of profits and losses.

There are two alternative theories of consolidation that are used in practice, the entity theory and the parent company theory. When a noncontrolling interest exists, as in this example, the consolidation theory embraced and the related method employed will determine whether the consolidated balance sheet reflects the full excess of fair values over book values of the subsidiary's net assets, or only the parent company's percentage share of the excess.

Under the entity theory of consolidation, the purchase of a majority interest in a subsidiary for a stated price implies that the purchase of 100% of the subsidiary would be